Execution Copy

AGENCY AGREEMENT

April 29, 2015

Avalon Rare Metals Inc.
Suite 1901 – 130 Adelaide St. W.
Toronto, Ontario
Canada, M5H 3P5

Attention:	Mr. Donald S. Bubar, President and Chief Executive Officer

Dear Sirs/Mesdames:

The undersigned, Secutor Capital Management Company (the “Agent”) understands that Avalon Rare Metals Inc. (the “Company”) proposes to issue and sell to the public in the Qualifying Jurisdictions (as hereinafter defined): (i) up to 7,352,941 units (individually a “Unit” and collectively, the “Units”) of the Company at a price of $0.34 per Unit, and (ii) up to 6,410,256 “flow-through shares” of the Company (individually a “Flow-Through Share” and collectively the “Flow-Through Shares”) as defined in subsection 66(15) of the Tax Act (as defined herein) at a price of $0.39 per Flow-Through Share, for aggregate gross proceeds of up to approximately $5,000,000 (the “Offering”).

Each Unit consists of one common share (the “Unit Shares”) of the Company and one-half of one non-transferable common share purchase warrant of the Company (each whole warrant, a “Warrant” and collectively, the “Warrants”). Each Warrant will entitle the holder thereof to purchase one common share of the Company (individually a “Warrant Share” and collectively, the “Warrant Shares”) at a price of $0.425 per Warrant Share at any time before 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date (as defined herein).

The Unit Shares and Warrants comprising the Units will separate immediately upon Closing (as defined herein) of the Offering. Furthermore, the Units and the Flow-Through Shares (collectively, the “Offered Securities”) are offered separately from each other and will be issued and sold pursuant to this agency agreement (the “Agreement”).

Upon and subject to the terms and conditions set forth herein, the Agent hereby agrees to act, and upon acceptance hereof, the Company hereby appoints the Agent, as the Company’s sole and exclusive agent, to offer for sale on a “best efforts” agency basis, without underwriter liability, the Offered Securities pursuant to the Prospectus Supplement (as hereinafter defined) and the Agent agrees to arrange for purchasers of the Offered Securities in the Qualifying Jurisdictions (as hereinafter defined). The Agent will not offer or sell any of the Offered Securities in the United States (as hereinafter defined) or to, or for the account or benefit of, U.S. Persons (as hereinafter defined). Notwithstanding the foregoing, the Agent may offer for sale the Offered Securities outside of the United States (and not for the account or benefit of a U.S. Persons) and in the Qualifying Jurisdictions as the Agent and the Company may agree. The Agent further understands that the Company will use the proceeds from the sale of the Offered Securities as described in the Prospectus Supplement under the heading “Use of Proceeds”, and issue and sell the Offered Securities in accordance with the provisions of the Prospectus Supplement.

The Company hereby grants to the Agent an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Agent, for a period of 30 days from the Closing Date (as hereinafter defined) on written notice (each such notice, an “Over-Allotment Notice”) by the Agent to the Company not later than two Business Days (as hereinafter defined) prior to exercise, to purchase or offer for sale to the public pursuant to the terms of this Agreement that number of additional Units (each, an “Additional Unit” and collectively, the “Additional Units”) equal to up to 15% of the aggregate number of Units and Flow-Through Shares sold pursuant to the Offering. The purchase price of each Additional Unit will be equal to the offering price of the Units. Pursuant to each Over-Allotment Notice, the Company shall issue and sell the number of Additional Units indicated in such notice, in accordance with the provisions of Section 14 hereof.

Each Additional Unit shall be identical to the Units. All references herein to the “Units” shall include the Additional Units, to the “Unit Shares” shall include the Unit Shares underlying the Additional Units, to the “Warrants” shall include the Warrants underlying the Additional Units, and all references herein to the “Warrant Shares” shall include the Warrant Shares issuable upon exercise of the Warrants underlying the Additional Units. All references herein to the “Offered Securities” shall include the Additional Units, as the context permits.

The Agent understands that the Company has prepared and filed under and as required by Securities Laws (as hereinafter defined) and U.S. Securities Laws (as hereinafter defined) with the Securities Regulators and the SEC, a (final) short form base shelf prospectus, dated September 10, 2013, (such short form base shelf prospectus, including the documents incorporated by reference therein, the “Shelf Prospectus”).

In consideration of the services to be rendered by the Agent in connection with the Offering, the Company shall pay to the Agent on the Closing Date the Compensation (as hereinafter defined). The obligation of the Company to pay the Compensation shall arise on the Closing Date and the Compensation shall be fully earned by the Agent upon the completion of the Offering.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“$” means lawful money of Canada;

“Aboriginal Group” means any Indian, Indian Band or member of an Indian Band within the meaning of the Indian Act (Canada), First Nations people, Inuit people, Métis people, aboriginal or indigenous people, or any person or group asserting or otherwise claiming an aboriginal or treaty right, or any other Aboriginal Interest.

“Aboriginal Interest” means an established or potential aboriginal interest, right or claim, including any claim relating to the existence or potential existence of any aboriginal archaeological, burial, cultural or heritage sites.

“Act” means the Canada Business Corporations Act;

“Additional Units” has the meaning ascribed thereto on the second page of this Agreement;

“affiliate” and “associate” have the respective meanings ascribed thereto in the Act or, as the case may be, in the applicable Securities Laws in effect on the date hereof;

“Agent” has the meaning ascribed thereto on the first page of this Agreement;

“Agent Compensation Options” means the non-assignable, non-transferable compensation options referred to in Section 19;

“Agent Compensation Option Certificates” means the certificates representing the Agent Compensation Options;

“Agent Compensation Shares” means the Common Shares to be issued upon exercise of the Agent Compensation Options;

“Agent’s Counsel” means Torys LLP;

“Agreement” means this agreement and any schedules, being the agreement resulting from the acceptance by the Company of the offer made by the Agent hereby;

“AIF” means the annual report on Form 20-F of the Company dated December 1, 2014 for the year ended August 31, 2014 and any amendments and schedule thereto including, as the case may be, all documents incorporated therein by reference;

“Ancillary Documents” means all agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Company in connection with the transactions contemplated by this Agreement in connection with the Offering, and includes the FT Subscription Agreement(s), the Warrant Certificates and the Agent Compensation Option Certificates;

“Auditors” means the auditors of the Company, being Deloitte LLP, Chartered Accountants;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the city of Toronto, Ontario are not open for business;

“Canadian Exploration Expense(s)” or “CEE” means one or more expenses described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.1) was a reference to paragraph (f), excluding amounts which are prescribed to be “Canadian exploration and development overhead expenses” for the purposes of paragraph 66(12.6)(b) of the Tax Act or the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b. 1) of the Tax Act or any expense for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

“CDS” means CDS Clearing and Depositary Services Inc. or its nominee;

“Closing” means the completion of the Offering as contemplated by this Agreement;

“Closing Date” means the day on which the Closing shall occur, which shall be on or about May 12, 2015 or such other date as the Agent and the Company may determine;

“Commission” has the meaning ascribed to such term in Section 19;

“Commitment Amount” means the amount equal to $0.39 multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to the FT Subscription Agreement(s);

“Common Shares” means the common shares in the share capital of the Company;

“Compensation” means the Commission and the Agent Compensation Options granted to the Agent and referred to in Section 19;

“Company” means Avalon Rare Metals Inc., a corporation incorporated under the Act, and includes any successor corporation thereto;

“CRA” means the Canada Revenue Agency;

“distribution” has the meaning ascribed thereto in the applicable Securities Laws in effect on the date hereof and “distribute” has a corresponding meaning;

“Eligible Issuer” means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

“Evaluation Date” has the meaning ascribed to such term in Subsection 11(t);

“Expenditure Period” means the period commencing on the date of acceptance of the FT Subscription Agreement(s) and ending on the Termination Date;

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended;

“Financial Statements” means (i) the consolidated audited balance sheets of the Company as at August 31, 2014, 2013 and 2012 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for each of the three years then ended, together with the auditors’ report thereon, and notes thereto and management’s discussion and analysis of results of operations and financial condition of the Company for the year ended August 31, 2014; and (ii) the unaudited consolidated interim balance sheets of the Company as at February 28, 2015 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for the three and six months ended February 28, 2015, together with the notes thereto and management’s discussion and analysis of results of operations and financial condition of the Company for the three and six months ended February 28, 2015;

“Flow-Through Mining Expenditures” means one or more expenses described in the definition of “flow-through mining expenditures” assuming the amendments to subsection 127(9) of the Tax Act announced by the Minister of Finance (Canada) on March 1, 2015 become law;

“Flow-Through Shares” has the meaning ascribed thereto on the first page of this Agreement;

“FT Purchasers” herein means the persons who purchase the Flow-Through Shares under the FT Subscription Agreement(s) and on behalf of which the Agent shall execute the FT Subscription Agreement(s) (but shall not include the Agent purchasing Flow-Through Shares as principal, if applicable);

“FT Subscription Agreement(s)” means the subscription and renunciation agreement(s) to be entered into between the Company and the Agent or any participants in any selling group for and on behalf of and as agents for FT Purchasers on or prior to the Closing Date, setting out the contractual relationship between the Company and the FT Purchasers, in form and substance satisfactory to the Company and the Agent and substantially as set out as Schedule “A” to this Agreement;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

“including” means including without limitation;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any fact, effect, change, event, development or occurrence that is, or is reasonably likely to (i) be, materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Company and its subsidiaries taken as a whole, or (ii) result in the Shelf Prospectus, Prospectus Supplement or any Supplementary Material containing a misrepresentation;

“Material Agreement” means any material note, indenture, mortgage or other form of indebtedness and any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements to which the Company is a party and which is material to the Company;

“Material Property” means the Company’s Nechalacho Project in the Northwest Territories, Canada, as further described in the Technical Report and Public Disclosure Documents;

“material change”, “material fact” and, “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

“Mining Properties” means (i) the Material Property, (ii) the Company’s Separation Rapids Lithium Minerals Project in Ontario, Canada as further described in the Public Disclosure Documents, and (iii) the Company’s East Kemptville Tin Project in Nova Scotia, Canada, as further described in the Public Disclosure Documents, collectively;

“Money Laundering Laws” has the meaning ascribed to such term in Subsection 11(ss);

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 43-101” means the National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 - Shelf Distributions;

“OFAC” has the meaning ascribed to such term in Subsection 11(rr);

“Offered Securities” has the meaning ascribed to such term on the first page of this Agreement;

“Offering” has the meaning ascribed thereto on the first page of this Agreement;

“Over-Allotment Notice” has the meaning ascribed to such term on the second page of this Agreement;

“Over-Allotment Option” has the meaning ascribed to such term on the first page of this Agreement;

“Over-Allotment Option Closing Date” means the Business Day set out in the Over-Allotment Notice (which shall not be earlier than two Business Days after the receipt of such notice) or such other date as the Company and the Agent may agree;

“Over-Allotment Option Expiry Date” means the date that is 30 days following the Closing Date;

“Person” includes any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, firm, general partner, limited partner, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association or other legal entity;

“Prescribed Forms” means the forms prescribed from time to time under or pursuant to subsection 66(12.7) of the Tax Act filed or to be filed by the Company within the prescribed times renouncing to the FT Purchasers the Qualifying Expenditures incurred pursuant to the FT Subscription Agreements and all parts or copies of such forms required by the CRA to be delivered to the FT Purchasers;

“Prescribed Relationship” means a relationship between the Company and a FT Purchaser where the FT Purchaser and the Company are related or otherwise do not deal at “arm’s length” for purposes of the Tax Act;

“principal business corporation” means a “principal-business corporation” as defined in subsection 66(15) of the Tax Act;

“Proposed Amendments” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Prospectus Supplement;

“Prospectus Review Procedures” means the procedures of prospectus review in multiple jurisdictions under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 – Passport System (other than in Ontario);

“Prospectus Supplement” means the prospectus supplement of the Company, dated April 29, 2015 including the documents incorporated by reference therein which, together with the Shelf Prospectus, will qualify the distribution of the Offered Securities in each of the Qualifying Jurisdictions, as contemplated by NI 44-102;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed or furnished by or on behalf of the Company prior to the Closing Date on SEDAR at www.sedar.com or EDGAR at www.sec.gov;

“Purchasers” means collectively, the Persons who, as purchasers or beneficial purchasers, acquire the Units and/or the Flow-Through Shares by duly paying the applicable Subscription Price for each Unit and Flow-Through Share and completing, executing and delivering the required documentation the whole as may be prescribed for in the Prospectus Supplement and any Supplementary Material;

“Qualifying Expenditures” means an expense which is CEE and which is incurred on or after the Closing Date and on or before the Termination Date which may be renounced by the Company pursuant to subsection 66(12.6) or (12.66) of the Tax Act with an effective date not later than December 31, 2015, provided that the FT Purchaser (and if the FT Purchaser is a partnership, each partner thereof) deals at arm’s length at all relevant times with the Company for purposes of the Tax Act, and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes and on the date it is incurred is a Flow-Through Mining Expenditure;

“Qualifying Jurisdictions” means all of the provinces and territories of Canada, except Quebec;

“Registration Statement” means the effective registration statement on Form F-10 with the SEC File No. 333-190771, which includes the Shelf Prospectus;

“Regulation S” means Regulation S under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Share Certificates” means the certificates or confirmations of deposit issued under a direct registration system or other electronic book-entry system, representing the Unit Shares and the Flow-Through Shares, as applicable, sold to Purchasers, as the case may be, registered in the name of CDS;

“Securities Laws” means the securities laws, regulations, rules and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the Securities Regulators of all of the Qualifying Jurisdictions or, as the context may require, any one or more of the Qualifying Jurisdictions;

“Securities Regulators” means collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions;

“Shelf Prospectus” has the meaning ascribed thereto on the second page of this Agreement;

“Stock Exchanges” means the TSX and the NYSE MKT LLC, collectively;

“Subscription Price” means $0.34 per Unit and $0.39 per Flow-Through Share, as applicable;

“subsidiary” shall have the meaning ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

“Supplementary Material” means, collectively, any amendment or supplement to the Shelf Prospectus or Prospectus Supplement or to any documentation supplemental thereto, any amending or supplemental prospectus or other supplemental documentation or any similar document or ancillary materials required to be filed or that may be filed by or on behalf of the Company under any of the applicable Securities Laws and in connection with the distribution and/or sale of the Offered Securities by the Company;

“Tax Act” means the Income Tax Act (Canada), as amended, re-enacted or replaced from time to time and the regulations thereto, including all Proposed Amendments;

“Technical Report” means the technical report entitled Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project dated May 31, 2013, with an effective date of April 17, 2013;

“template version” has the meaning ascribed thereto in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Termination Date” means December 31, 2016;

“Transfer Agent” means TMX Equity Transfer Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in the City of Toronto, Ontario;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the U.S. Securities Act, and the U.S. Exchange Act, and the state securities or “blue sky” laws of the United States, and all rules and regulations promulgated thereunder, as may be amended from time to time;

“Units” has the meaning ascribed thereto on the first page of this Agreement;

“Unit Shares” has the meaning ascribed to such term on the first page of this Agreement;

“Warrants” has the meaning ascribed to such term on the first page of this Agreement; and

“Warrant Certificates” means the certificates representing the Warrants.

TERMS AND CONDITIONS

1.	Appointment of the Agent

Subject to the terms and conditions of this Agreement, the Company hereby exclusively appoints the Agent, and the Agent hereby agree to act as the agent of the Company to solicit offers to purchase the Offered Securities from person who are not U.S. Persons in the Qualifying Jurisdictions (and such other jurisdiction other than the United States as may be agreed upon by the Company and the Agent) and to use its best efforts without underwriter liability to obtain offers to purchase the Offered Securities from Purchasers subject to due compliance with and fulfillment of all the terms and conditions set forth herein.

1.1

Selling Group. The Agent hereby reserve the right, subject to the prior approval of the Company, such approval not to be unreasonably withheld, to form a selling group consisting of other registered securities dealers including, with limitation, dealer sub-agents (and which may include Marquest Capital Markets), upon such terms and conditions as the Agent may deem appropriate, provided, however, that any fee charged by such registered securities dealers shall not exceed, and in no event, shall the Company be required to pay in excess of, the Commission as set out herein in Section 19 hereof and shall be payable by the Agent.

1.2

Custodian. The Agent shall act as custodian of funds received from the Purchasers pending the Closing. Such funds shall be released at the Closing in accordance with Section 12 hereof, provided that if the Closing does not occur on the Closing Date then the Agent shall promptly return such funds to the Purchasers without interest or deduction.

1.3	No Obligation to Purchase. It is hereby agreed and understood that the Agent shall not at any time be obligated to purchase any of the Offered Securities.

1.4

Compliance with Securities Laws. The Agent covenants that all sales of the Offered Securities in the Qualifying Jurisdictions shall be effected in compliance with applicable Securities Laws and U.S. Securities Laws and the Agent covenants that it shall use its commercially reasonable efforts to cause all members of any selling group it shall have formed to sell the Offered Securities in the Qualifying Jurisdictions only through persons lawfully entitled to sell the same and otherwise in compliance with applicable Securities Laws.

1.5

Filings. The Company will use its commercially reasonable efforts to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur in the Qualifying Jurisdictions, and the Agent will use its commercially reasonable efforts to cause the Purchasers to complete (as a condition of closing in favour of the Company) any forms required by law. All fees payable in connection with such filings as are required to be made by the Company shall be at the expense of the Company. In addition, the Company will use its commercially reasonable efforts to file, or cause to be filed, the Prospectus Supplement with the SEC pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act.

1.6

Prospectus Supplement. The Company shall cooperate in all respects with the Agent to allow and assist the Agent to participate fully in the preparation of the Prospectus Supplement and any Supplementary Material and shall allow the Agent’s Counsel to conduct all due diligence investigations which the Agent may reasonably require to fulfill the Agent’s obligations as agent and to enable the Agent to execute any certificate required to be executed by the Agent in such documentation.

2.	Distribution Arrangements

2.1	Price of the Offered Securities. The Agent shall offer the Offered Securities for sale at the applicable Subscription Price.

2.2	Rights of the Company. The Agent acknowledges that subscriptions for the Offered Securities may be rejected or accepted by the Company in whole or in part in its sole discretion.

3.	Qualification of Securities

3.1

Shelf Prospectus. The Company represents and covenants that (i) it has prepared and filed the Shelf Prospectus with the Securities Regulators, omitting only such information as is permitted to be omitted for such documents pursuant to Securities Laws, and has obtained a receipt for the Shelf Prospectus from and on behalf of the Ontario Securities Commission in its capacity as principal regulator in accordance with the Prospectus Review Procedures deeming that a receipt has been issued by each of the Securities Regulators; and (ii) it has fulfilled all of the requirements to be fulfilled by it, including the filing of all continuous disclosure materials required to be filed in Canada pursuant to Securities Laws, but excluding the preparation and filing of the Prospectus Supplement, to enable the Offered Securities to be offered for sale and sold to the public in all of the Qualifying Jurisdictions through registrants who have complied with the relevant provisions of Securities Laws.

3.2

Filings. The Company will, as soon as reasonably practicable following the execution of this Agreement, and in any event not later than the date hereof, prepare and file the Prospectus Supplement in form and substance satisfactory to the Agent, and file all other documents required under Securities Laws, in each of the Qualifying Jurisdictions with the Securities Regulators, and the Company will promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions by the Agent and other persons who are registered in a category permitting them to distribute the Offered Securities under the Securities Laws and who comply with the Securities Laws.

3.3

Qualification of Offered Securities. Until the distribution of the Offered Securities shall have been completed, the Company shall promptly take or cause to be taken all additional steps and proceedings that may from time to time be required under applicable Securities Laws to continue to qualify the Offered Securities for distribution in the Qualifying Jurisdictions.

3.4

U.S. Securities Laws. The Company will as soon as reasonably practicable following the execution of this Agreement, and in any event not later than 12:00pm (Toronto time) on date hereof, prepare and file the Prospectus Supplement in form and substance satisfactory to the Agent, with the SEC pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act registering for distribution under the U.S. Securities Act the Unit Shares, Warrants and Flow- Through Shares.

4.	Delivery of Documents for Filing

4.1	Undertaking of the Company. Prior to the filing of the Prospectus Supplement, the Company shall deliver or cause to be delivered to the Agent the following:

(a)

the Prospectus Supplement and any documentation supplemental thereto required to be filed under applicable Securities Laws and U.S. Securities Laws, in each case in form and substance satisfactory to the Agent, acting reasonably, and with such signatures, consents and certifications as may be required by applicable Securities Laws and U.S. Securities Laws;

(b)

a copy of any other document required to be filed by the Company in compliance with applicable Securities Laws and U.S. Securities Laws in connection with the filing of the Prospectus Supplement for the distribution or registration of the Offered Securities; and

(c)

a comfort letter dated as of the date hereof from the Auditors addressed to the Agent and Agent’s counsel, in form and substance satisfactory to the Agent, acting reasonably, verifying the accuracy of the financial and accounting data contained in the Shelf Prospectus and the Prospectus Supplement.

4.2

Representations by the Company. Delivery of the Prospectus Supplement shall constitute the representation and warranty of the Company to the Agent (and the Company hereby acknowledges that the Agent is relying on such representations and warranties in entering into this Agreement) that all information and statements (except information and statements furnished in connection with the Offering by or relating solely to the Agent) contained in the Shelf Prospectus, as supplemented by the Prospectus Supplement is, as at the date of the Prospectus Supplement, true and correct in all material respects, contains no misrepresentations and constitutes full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Securities Laws.

5.	Marketing Materials

5.1	The Company covenants and agrees with the Agent that during the distribution of the Offered Securities:

(a)

it shall prepare, in consultation with the Agent, and approve in writing, prior to such time marketing materials are provided to potential investors, any marketing materials reasonably requested to be provided by the Agent to any potential investor of Offered Securities, such marketing materials to comply with Securities Laws and to be acceptable in form and substance to the Agent and its counsel, acting reasonably, and approved in writing by the Agent as contemplated by the Securities Laws;

(b)

it shall file a template version with the applicable Securities Regulators as soon as reasonably practicable after such marketing materials are so approved in writing by it and the Agent and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Securities;

(c)

any comparables (as defined in NI 41-101) shall be removed from the template version in accordance with NI 44-101 prior to filing such template version with the applicable Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the applicable Securities Regulators by the Company; and

(d)

following the approvals set forth in this Section 5.1, the Agent may provide a limited-use version (as defined in NI 41-101) of such marketing materials to potential investors of Offered Securities in accordance with Securities Laws.

5.2	The Company and the Agent, on a several basis, covenant and agree, during the distribution of the Offered Securities:

(a)

not to provide any potential investor of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Company with the applicable Securities Regulators on or before the day such marketing materials are first provided to any potential investor of Offered Securities; and

(b)

not to provide any potential investor with any materials or information in relation to the distribution of the Offered Securities or the Company other than such marketing materials that have been approved and filed in accordance with Section 5.1 and standard term sheets (as defined in NI 41-101) approved in writing by the Company and the Agent.

6.	Commercial Copies

The Company shall cause to be delivered, without charge, to the Agent as soon as possible, and shall use its commercially reasonable efforts to cause to be delivered as soon as practicable and in any event on the day following the date the Prospectus Supplement is filed, such number of commercial copies of the Shelf Prospectus and Prospectus Supplement to be delivered in the Qualifying Jurisdictions as the Agent shall reasonably require, provided that the Agent shall have promptly notified the Company prior to the filing of the Prospectus Supplement of such number of commercial copies required. The Agent shall, on or before the filing of the Prospectus Supplement, confirm in writing to the Company such number of commercial copies of the Shelf Prospectus and Prospectus Supplement and the names and addresses of, and the number of copies for each of the members of the selling group that is participating in the Offering.

7.	Supplementary Material

In the event that the Company is required by applicable Securities Laws or U.S. Securities Laws to prepare and file Supplementary Material, the Company shall prepare any Supplementary Material required to be prepared. Such Supplementary Material shall be in form and substance satisfactory to the Agent and the Agent’s Counsel, acting reasonably, and a copy thereof (signed as required) shall be delivered by the Company to the Agent’s Counsel forthwith before filing. Concurrently with the delivery to the Agent of any Supplementary Material, the Company shall deliver to the Agent with respect to such Supplementary Material, the applicable documents referred to in Section 4.1 hereof with any changes required by the context. The provisions of Sections 5 and 6 hereof shall apply, with any changes required by the context, to any Supplementary Material, copies of which are required by law to be delivered on request or otherwise to a Purchaser. The delivery of any Supplementary Material shall constitute the representation and warranty of the Company to the Agent (and the Company hereby acknowledges that the Agent is relying on such representations and warranties in entering into this Agreement) that all information and statements (except information and statements furnished in connection with the Offering by or relating solely to the Agent) contained in the Shelf Prospectus as supplemented by the Prospectus Supplement and such Supplementary Material is, as at the date of such Supplementary Material, true and correct in all material respects, contains no misrepresentations and constitutes full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Securities Laws and U.S. Securities Laws.

8.	Material Changes

8.1	Notice. During the period from the date hereof until the completion of the distribution of the Offered Securities, the Company shall promptly notify the Agent in writing of the full particulars of:

(a)

any material change (whether actual, anticipated, contemplated, threatened, proposed or prospective and whether financial or otherwise) in the business, the Material Property, affairs, operations, assets or liabilities (contingent or otherwise) or capital or ownership of the Company;

(b)

any change (whether actual, anticipated, contemplated, threatened, proposed or prospective and whether financial or otherwise) in any material fact contained in the Shelf Prospectus as supplemented by the Prospectus Supplement or any Supplementary Material;

(c)

any legislative, regulatory or administrative policy or guideline changes which, if implemented could have a material effect upon the Company’s operations, on the Material Property or the method by which the Company carries on business; and

(d)

any material fact which would have been required to be stated in the Shelf Prospectus as supplemented by the Prospectus Supplement or any Supplementary Material had it occurred as at the respective dates thereof (whether actual, anticipated, contemplated or threatened).

8.2

Consent of Agent. The Company shall in good faith discuss with the Agent any change in circumstances (whether actual, anticipated, contemplated or threatened) which is of such a nature as to give rise to a reasonable doubt as to whether notice should be given to the Agent pursuant to this Section 8 and, where it has been determined to be appropriate, promptly and in any event within the statutory limitation periods therefore, comply with all applicable filing and other requirements under Securities Laws and U.S. Securities Laws. The Agent shall give the Company notice when the distribution of the Offered Securities has been completed and shall use all commercially reasonable efforts to complete the distribution of the Offered Securities on, or as soon as possible after, the Over-Allotment Option Expiry Date.

8.3

Communications. Until the distribution of the Offered Securities has been completed, the Company shall advise the Agent promptly, and forthwith provide the Agent with copies (where applicable), of any communications relating to:

(a)

the issuance by any Securities Regulator, the SEC or any other securities regulatory authority of any order suspending or preventing the use of the Shelf Prospectus, the Prospectus Supplement or any Supplementary Material in the Qualifying Jurisdictions or any cease-trading or stop order or any halt in trading relating to the Common Shares or the institution or threat of any proceedings for that purpose; and

(b)

the Shelf Prospectus, the Prospectus Supplement, any Supplementary Material or the Offering from any Securities Regulator, the SEC or any other securities regulatory authority or other authority or the TSX or the NYSE MKT LLC.

The Company shall use its commercially reasonable efforts to prevent the issuance of any such cease trading or stop order and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as possible.

9.	Covenants

9.1	Covenants of the Company. The Company hereby covenants with the Agent as follows, and acknowledges that it is relying on such covenants in connection with the Offering:

(a)

use its commercially reasonable efforts to maintain the listing of the Common Shares on the Toronto Stock Exchange and maintain its status as a “reporting issuer” (or the equivalent thereof) and not in default of the requirements of the Securities Laws of the Qualifying Reporting Jurisdictions to the date which is 18 months following the Closing Date; provided this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules of the TSX.

(b)

for a period of a least 18 months after the Closing Date, use its commercially reasonable efforts to remain a validly subsisting corporation licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions, as applicable, where the character of the properties owned or leased by the Company or the nature of the activities conducted by the Company make such licensing, registration or qualification necessary and shall carry on the business in the mining industry and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction;

(c)

prior to the filing of the Prospectus Supplement, and thereafter, prior to the completion of the Closing, and prior to the filing of any Supplementary Material, the Company shall allow the Agent to conduct all due diligence investigations (including a due diligence session with senior management, the Auditors and the key qualified persons for the Material Property) which they may reasonably require in order to fulfill their obligations as agents under applicable law or as otherwise may be required in order to enable them to execute the certificate required to be executed by them in the Prospectus Supplement or any Supplementary Material;

(d)

it will duly execute and/or deliver this Agreement, the FT Subscription Agreement(s), the Warrant Certificates, the Unit Shares, the Flow-Through Shares and the Agent Compensation Options Certificates at the Closing Date and any Over-Allotment Option Closing Date, as applicable, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

	(e)	it will fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 13 hereof;

	(f)	it will use the proceeds in from the sale of the Offered Securities as described in the Prospectus Supplement under the heading “Use of Proceeds”; and

(g)

at Closing, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws, U.S. Securities Laws and, as the case may be, the Stock Exchanges, necessary for the execution and delivery of this Agreement, the FT Subscription Agreement(s), the Warrant Certificates and the Agent Compensation Options Certificates, the issuance and sale of the Offered Securities, the issuance and sale of the Warrant Shares and the Agent Compensation Shares upon exercise, as applicable, of the Warrants and the Agent Compensation Options and the consummation of the transactions contemplated hereby and thereby will have been made or obtained, as applicable, other than filings required to be submitted following the Closing pursuant to Securities Laws, U.S. Securities Laws and the standard listing conditions of the Stock Exchanges.

9.2

Covenants, Representations and Warranties of the Company with respect to the Qualifying Expenditures. The Company represents, warrants, covenants and agrees with the Agent and in favour of the FT Purchasers (on their own behalf and, if applicable, on behalf of each person on whose behalf the FT Purchasers are contracting) and acknowledges that the FT Purchasers and Agent are relying thereon, that:

(a)

the Company shall incur (or be deemed to incur) Qualifying Expenditures in an amount equal to the Commitment Amount on or before the Termination Date in accordance with this Agreement and agrees to renounce to each FT Purchaser, provided that such FT Purchaser (and if the FT Purchaser is a partnership, each partner thereof) deals at arm’s length at all relevant times with the Company for purposes of the Tax Act, with an effective date no later than December 31, 2015, Qualifying Expenditures in an amount equal to the Commitment Amount;

(b)

the Company shall deliver to each FT Purchaser, on or before February 15, 2016, the relevant Prescribed Forms, fully completed and executed, renouncing to such FT Purchaser Qualifying Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2015, provided that such FT Purchasers (and if such FT Purchaser is a partnership, each partner thereof) deal at arm’s length at all relevant times with the Company for purposes of the Tax Act, such delivery constituting the authorization of the Company to the Purchaser to file such Prescribed Forms with the relevant taxation authorities;

(c)

the Company shall renounce in favour of the FT Purchasers and take all other actions necessary under the Tax Act, and within the time periods required under the Tax Act, in order for such renunciation to be valid and effective on or before December 31, 2015, Qualifying Expenditures in an amount equal to the Commitment Amount, provided that the FT Purchasers (and if any FT Purchaser is a partnership, each partner thereof) deal at arm’s length at all relevant times with the Company for purposes of the Tax Act;

(d)

the Company shall keep proper and complete books, records and accounts of all expenses incurred by the Company and all transactions affecting the FT Purchasers, and the use of the Commitment Amount and, upon reasonable notice, if required by the FT Purchasers, in order to satisfy any demand or request by CRA, to make such books, records and accounts available for inspection and audit by or on behalf of the FT Purchasers or CRA;

(e)

the Company shall file within the time prescribed under subsection 66(12.68) of the Tax Act and the applicable section of any applicable provincial tax statute (other than Quebec) the forms prescribed for the purposes of such legislation, including, without limitation, the form T100 and any applicable provincial tax statute (other than Quebec) required to be filed by the end of the month after the month in which the Closing Date occurs together with a copy of the FT Subscription Agreement(s) and any “selling instrument” contemplated by such legislation and by the FT Subscription Agreement(s) and shall forthwith following such filings provide to the FT Purchasers a copy of such forms certified by two officers of the Company;

(f)

the Company shall incur (or be deemed to incur) and renounce Qualifying Expenditures pursuant to the FT Subscription Agreement(s) pro rata by the number of Flow-Through Shares issued or to be issued pursuant thereto before incurring and renouncing Qualifying Expenditures pursuant to any other agreement which the Company may enter into after the Closing Date, with any Person with respect to the issue of any other securities of the Company which are Flow-Through Shares. The Company shall not, without the prior written consent of the Agent (which consent may be withheld in the sole discretion of the Agent) enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the FT Purchasers in the amount of the Commitment Amount. If the Company is required under the Tax Act to reduce Qualifying Expenditures previously renounced to the FT Purchasers, the reduction shall be made pro rata by the number of Flow-Through Shares issued or to be issued pursuant to the FT Subscription Agreement(s) but the Company shall not reduce Qualifying Expenditures renounced to the FT Purchasers under the FT Subscription Agreement(s) until it has first reduced to the extent possible all CEE renounced to Persons other than such FT Purchasers that have entered into agreements with the Company in respect of “flow-through shares” as defined in subsection 66(15) of the Tax Act subsequent to the date of the FT Subscription Agrrement(s);

(g)	the expenditures to be renounced by the Company to the FT Purchasers:

	(i)	will be Qualifying Expenditures;

(ii)

will not include expenses that are “Canadian exploration and development overhead expenses” (as defined in the Regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Company or amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the applicable period as described in the definition of “expenses” in subsection 66(15) of the Tax Act;

	(iii)	will not include any amount that has previously been renounced by the Company to the FT Purchasers any other Person; and

	(iv)	would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the FT Purchasers;

(h)

the Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditure to the FT Purchasers in an amount equal to the Commitment Amount;

(i)

the Company will refrain from entering into transactions or taking deductions which would otherwise reduce its cumulative CEE to an extent that would preclude a renunciation of Qualifying Expenditures under the FT Subscription Agreement(s) in an amount equal to the Commitment Amount;

(j)

if the Company receives, or becomes entitled to receive, any government assistance which is described in paragraph (a) of the definition of “excluded obligation” in subsection 6202.1(5) of the regulations made under the Tax Act and the receipt or entitlement to receive such government assistance has or will have the effect of reducing the amount of CEE validly renounced to the FT Purchasers to less than the Commitment Amount, the Company shall incur (or be deemed to incur) additional CEE so that it may renounce Qualifying Expenditures in an amount equal to the Commitment Amount;

(k)

but for any agreement, arrangement, undertaking, obligation or understanding to which the Company is not a party and of which it is not aware, upon issue, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and are not and will not be “prescribed shares” or “prescribed rights” within the meaning of section 6202.1 of the regulations to the Tax Act. The Company does not have and will not have prior to the Termination Date a Prescribed Relationship with the FT Purchasers or any partner or limited partner of the FT Purchasers;

(l)

the Company is a “principal business corporation” as defined in subsection 66(15) of the Tax Act and will continue to be a “principal business corporation” until such time as all of the Qualifying Expenditures required to be renounced under the FT Subscription Agreement(s) have been incurred and validly renounced pursuant to the Tax Act;

(m)

the Company has no reason to believe that it will be unable to incur (or be deemed to incur), on or after the Closing Date and on or before the Termination Date, or that it will be unable to renounce to the FT Purchasers effective on or before December 31, 2015, Qualifying Expenditures in an aggregate amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(n)	the Company shall use the Commitment Amount as described in the Prospectus Supplement;

(o)

if the Company amalgamates or otherwise combines or merges with any one or more companies, any shares issued to or held by the FT Purchasers as a replacement for the Flow-Through Shares as a result will qualify as “flow-through shares” as defined in subsection 66(15) of the Tax Act;

(p)

the Company has not breached any agreement with respect to “flow-through shares” as defined in subsection 66(15) of the Tax Act to which it is or was a party and, in particular, the Company has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has the CRA or the Company reduced pursuant to subsection 66(12.73) of the Tax Act any amount renounced by the Company.

(q)	the Agent is not responsible for any representations and warranties made and deemed to be made by the FT Purchasers in the FT Subscription Agreement(s); and

(r)

if the Company does not renounce to the FT Purchasers, effective on or before December 31, 2015, Qualifying Expenditures equal to the Commitment Amount, the Company shall indemnify and hold harmless each FT Purchaser and each of the partners thereof if the FT Purchaser is a partnership or a limited partnership (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth Business Day following the date the amount is determined, an amount equal to the amount of any tax payable (as referenced in paragraph (c) of the definition of an “excluded obligation” in subparagraph 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount renounced by the Company to an FT Purchaser is reduced pursuant to subsection 66(12.73) of the Tax Act, the Company shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth Business Day following the date of such reduction, an amount equal to the amount of any tax payable (as referenced in paragraph (c) of the definition of an “excluded obligation” in subparagraph 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. This indemnity is in addition to and not in derogation of any other recourse or rights of action that the FT Purchasers may have at common law against the Company.

10.	Communications During Distribution

During the period from the date hereof until the distribution of the Offered Securities has been completed, the Company agrees that it shall obtain prior approval of the Agent as to the content and form of any communication or press release relating to the Offering, such approval not to be unreasonably withheld and provided that the Agent provides such approval in a prompt manner.

11.	Representations and Warranties

In addition, as the case may be, to any representations and warranties made by the Company in the FT Subscription Agreement(s), the Company represents and warrants to the Agent and acknowledges that the Agent (on its own behalf and on behalf of each of the Purchasers) is relying upon such representations and warranties in offering the Offered Securities, that:

(a)

Incorporation and Organization: The Company exists and is a valid and subsisting corporation under the laws of its jurisdiction of continuation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Company has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Documents and to carry out the obligations thereof hereunder and thereunder.

(b)

Extra-provincial Registration: The Company is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c)

Authorized Capital: The Company is authorized to issue an unlimited number of Common Shares and 25,000,000 preferred shares, of which, as of April 29, 2015, 141,943,758 Common Shares were issued and outstanding as fully paid and non- assessable shares and no preferred shares were outstanding.

(d)

Listings: The Common Shares are listed only on the Stock Exchanges and the Unit Shares, Flow-Through Shares, Warrants Shares and Agent Compensation Shares will, at the time of issue of the Offered Securities, have been conditionally approved for listing or approved for listing, as applicable on the Stock Exchanges, subject only to the satisfaction of standard listing conditions, as applicable.

(e)

Listings and U.S. Securities Maintenance Requirements: The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and there is “substantial U.S. market interest” in the Common Shares within the meaning of Regulation S. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the U.S. Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the U.S. Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. Except as disclosed to the Agent, the Company has not, in the 12 months preceding the date hereof, received notice from the Stock Exchanges to the effect that the Company is not in compliance with the listing or maintenance requirements of the Stock Exchanges. Other than in connection with matters disclosed to the Agent, the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all material listing and maintenance requirements of the Stock Exchanges. The Common Shares are currently eligible for electronic transfer through CDS and the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to CDS and the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(f)

Reporting Issuer: The Company is, and will be at the Closing (and, with respect to the sale of any Additional Units, will be on the Over-Allotment Option Closing Date), an Eligible Issuer and a “reporting issuer” under Securities Laws , and the Company is not in default in any material respect of any requirement of Securities Laws or U.S. Securities Laws and the Company is not included in a list of defaulting reporting issuers maintained by the Securities Regulators.

(g)

Shelf Prospectus: The Shelf Prospectus has been filed with each of the Securities Regulators, and receipts therefore have been issued or deemed to be issued by or on behalf of each of the Securities Regulators, which receipts continue to be effective, and no securities commission or other regulatory authority has issued any order preventing or suspending the use of the Shelf Prospectus or instituted proceedings for that purpose. The Company (i) has prepared and filed the Registration Statement in conformity with the requirements of the U.S. Securities Act, which became effective on September 12, 2013, and includes the Shelf Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement, (ii) the Registration Statement is effective under the U.S. Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Shelf Prospectus has been issued by the SEC and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the SEC, (iii) at the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at the Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the U.S. Securities Act and (iv) at the time the Shelf Prospectus or any amendment or supplement thereto was issued and at the Closing Date, the Shelf Prospectus conformed and will conform in all material respects to the requirements of the U.S. Securities Act.

(h)

Resale of Securities: The Unit Shares, Flow-Through Shares, Warrants, Warrant Shares and Agent Compensation Shares will not be subject to any statutory hold period under Securities Laws of the Qualifying Jurisdictions, no prospectus or other document will be required to be filed, any proceeding taken or any approval, permit, consent or authorization obtained by the holders of such securities under such Securities Laws in connection with the resale of same in the Qualifying Jurisdictions through registered dealers or brokers. The Unit Shares, Warrants and Flow-Through Shares will be registered under the U.S. Securities Act and will not be subject to re-sale and transfer restrictions under U.S. Securities Laws, provided that, the Agent acknowledges the Warrant Shares, Agent Compensation Options and Agent Compensation Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Warrants and Agent Compensation Options may not be exercised in the United States or by or on behalf of a U.S. Person and the Company will not deliver certificates representing Warrant Shares or Agent Compensation Shares to be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act is available.

(i)

Rights to Acquire Securities: Except as disclosed to the Agent, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Company, except for, as at April 29, 2015, an aggregate of 4,514,325 Common Shares reserved for issue pursuant to outstanding options, warrants, , broker warrants, share incentive plans, convertible, exercisable and exchangeable securities, property agreements and other rights to acquire Common Shares.

(j)

No Pre-emptive Rights: Other than as disclosed in the Public Disclosure Documents, none of the issue of the Offered Securities, the Agent Compensation Options or Agent Compensation Shares will be subject to any pre-emptive right or other contractual right to purchase securities granted by the Company or to which the Company is subject.

(k)	Transfer Agent: the Transfer Agent has been appointed by the Company as the registrar and transfer agent for the Common Shares.

(l)	Subsidiaries: The Company has no subsidiaries that are material to the Company.

(m)

Issue of the Offered Securities: All necessary corporate action has been taken or will have been taken prior to the Closing Date by the Company so as to: (i) validly authorize and issue the Unit Shares and Flow-Through Shares on Closing as fully paid and non- assessable Common Shares; (ii) validly create, authorize and issue the Warrants on Closing; (iii) reserve and authorize the issuance of Warrant Shares, as fully paid and non- assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Certificates, and the Offered Securities shall have the attributes corresponding in all material respects to the description thereof in the Prospectus Supplement.

(n)

Consents, Approvals and Conflicts: None of the Offering and sale of the Offered Securities, the execution and delivery of this Agreement or the Ancillary Documents, the compliance by the Company with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the incurring of Qualifying Expenditures and the issue of the Offered Securities, Warrant Shares, the Agent Compensation Options and Agent Compensation Shares upon the terms and conditions as set forth herein and in the Prospectus Supplement, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority or other Person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws and U.S. Securities Laws and the policies of the Stock Exchanges and will be obtained by the Closing Date, provided that, in the case of each of the Stock Exchanges, the conditional acceptance of the Offering will be obtained by the Closing Date with the final acceptance of each of the Stock Exchanges of the Offering to be obtained as soon as practicable after the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Company is a party or by which any of them or any of the properties or assets thereof is bound, or the articles or by-laws of the Company or any resolution passed by the directors (or any committee thereof) or shareholders of the Company, or any statute or any judgment, decree, order, rule, policy or regulation of any Governmental Authority applicable to the Company or any of the properties or assets thereof which could have a Material Adverse Effect.

(o)

Authority and Authorization: The Company has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Company has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents and to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the incurring of Qualifying Expenditures, the granting of the Over-Allotment Option and the issue of the Offered Securities upon the terms and conditions set forth herein and the issue of the Warrant Shares for the consideration and upon the terms and conditions set forth in the Warrant Certificates.

(p)

Validity and Enforceability: Each of this Agreement and the FT Subscription Agreement(s) has been authorized or will be by Closing, has been or will be executed and delivered by the Company and constitutes or will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms and upon being issued the Warrant Certificates will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with the terms thereof.

(q)	Agent Compensation Options:

(i)

The Company has all requisite corporate power and authority to issue the Agent Compensation Options and to enter into, execute and deliver and to carry out the obligations thereof under the Agent Compensation Option Certificates. All necessary corporate action has been taken by the Company to (A) authorize the issuance of the Agent Compensation Options in accordance with the terms and conditions hereof and, when issued, the Agent Compensation Options will be validly issued and, upon the exercise of the Agent Compensation Options in accordance with their terms, including the payment of the consideration therefor, the Agent Compensation Shares will be validly issued as fully paid and non- assessable Common Shares, and (B) to authorize the creation, execution, delivery and performance of the Agent Compensation Option Certificates and to observe and perform the provisions thereof in accordance with its provisions.

(ii)

The Agent Compensation Option Certificates, when executed and delivered, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with the terms thereof, subject to applicable bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, the qualification that specific performance and injunctive relief are awarded at the discretion of the court before which they may be validly sought and the qualification that the validity and enforcement of any severability provisions thereof may be limited by law.

(r)

Disclosure: The Company has filed all documents or information required to be filed by it pursuant to the Securities Laws (including, without limitation, all of its disclosure obligations pursuant to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and NI 43- 101) and has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company under the U.S. Securities Act and the U.S. Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file or furnish such material) other than those documents and information where failure to file such documents and information would not cause a Material Adverse Effect. Each of the Public Disclosure Documents is, as of the date thereof, in compliance in all material respects with Securities Laws and U.S. Securities Laws and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Company and do not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date hereof. There is no fact known to the Company which the Company has not publicly disclosed which materially adversely affects, or so far as the Company can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise), of the Company or the ability of the Company to perform its obligations under this Agreement or the Ancillary Documents.

(s)

No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of securities by the Company has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Company, are pending, contemplated or threatened.

(t)

Sarbanes-Oxley; Accounting Controls: The Company is in compliance in all material respects with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof. The Company maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company as of the end of the period covered by the most recently filed annual report under the U.S. Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the U.S. Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the U.S. Exchange Act) of the Company that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company.

(u)

Financial Statements: The audited consolidated financial statements of the Company for the year ended August 31, 2014, together with the auditors' report thereon and the notes thereto have been prepared in accordance with International Financial Reporting Standards applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements) and the unaudited interim consolidated financial statements of the Company for the three and six months ended February 28, 2015 and the notes thereto, have been prepared in accordance with International Financial Reporting Standards applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements) and are materially correct in every particular and present fairly, in all material respects, the financial condition and position of the Company on a consolidated basis as at the dates thereof and such consolidated financial statements contain no material misrepresentation and no direct or implied statement of a material fact which is untrue on the date of such consolidated financial statements and do not omit to state any material fact as of the respective dates thereof which is required by International Financial Reporting Standards or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(v)	Changes in Financial Position: Other than as disclosed in the Public Disclosure Documents, since August 31, 2014:

	(i)	the Company has not paid or declared any dividend or incurred any material capital expenditure or made any commitment therefore,

(ii)

the Company has not incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material, and

	(iii)	the Company has not entered into any material transaction.

(w)

Insolvency: The Company has not committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of the assets thereof, had an execution or distress become enforceable or levied upon any portion of the assets thereof or had any petition for a receiving order in bankruptcy filed against it.

(x)

No Contemplated Changes: Other than as disclosed in the Public Disclosure Documents, the Company has not approved, has any current plans with respect to, has entered into any agreement in respect of, or has any knowledge of:

(i)

the purchase of the Mining Properties or assets thereof or any of the Company’s interest therein or the sale, transfer or other disposition of the Mining Properties or material assets thereof or any of the Company’s interest therein;

	(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company; or

	(iii)	a proposed or planned disposition of securities of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(y)

Insurance: The Company maintains insurance in such amounts as it considers to be reasonable to protect against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Company has not failed to promptly give any notice or present any material claim thereunder. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(z)

Taxes and Tax Returns: Except where failure to make a filing, election, remittance or payment would result in a Material Adverse Effect, the Company is current in the filing of all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Company is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, or affairs, of the Company, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims existing or, to the best of the Company’s knowledge, pending or threatened against the Company which could result in a material liability in respect of taxes, charges or levies of any Governmental Authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Company has not withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(aa)

Compliance with Laws, Licenses and Permits: The Company has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the applicable provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it; is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof; and the Company has not received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would result in a Material Adverse Effect.

(bb)

Agreements and Actions: The Company is not in violation of any term of the articles or by-laws of the Company. The Company is not in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in a Material Adverse Effect, the Company is not in default in the payment of any material obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Company after due inquiry, threatened which, either in any case or in the aggregate, might result in a Material Adverse Effect or in any material liability on the part of the Company or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Company pursuant hereto or thereto.

(cc)

Property: The Material Property is the only property that is material to the Company. The legal opinion delivered pursuant to Section 13.4 provides an opinion on all of the mineral tenure claims and licenses that comprise the Material Property.

(dd)

Owner of Property: All (i) material property interests of the Company, and (ii) of the Company’s interests in the Mining Properties, have been disclosed in the Public Disclosure Documents and all such interests are owned or held by the Company with good and marketable title, free of any material mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands other than those described in the Public Disclosure Documents, and other than as disclosed in the Public Disclosure Documents, (i) no other property rights are necessary for the conduct of the business of the Company as currently conducted, (ii) the Company does not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights in a material way, and, (iii) the Company does not have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(ee)

Mineral Rights: The Company holds either freehold title, mining leases, mining claims or licences or participating interests or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Company has an interest, including the Mining Properties, as described in the Public Disclosure Documents, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to explore for minerals relating thereto to the extent described in the Public Disclosure Documents. All material property, leases, claims or licences in respect of the Mining Properties have been validly located and recorded in accordance with all applicable laws and are valid and subsisting. Except as disclosed in the Public Disclosure Documents, the Company has all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Properties granting the Company the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Company in the manner currently contemplated, with only such exceptions as do not materially interfere with the use made by the Company of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing.

(ff)

Property Agreements: Any and all of the agreements and other documents and instruments related to the Mining Properties, pursuant to which the Company holds the property and assets thereof (including any interest in, or right to earn an interest in, any property), are valid and subsisting agreements, documents or instruments in full force and effect in all material respects, enforceable in accordance with terms thereof. The Company is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated. All agreements and other documents and instruments related to the Mining Properties, pursuant to which the Company holds the property and assets thereof (including any interest in, or right to earn an interest in, any property), are in good standing and there has been no material default under any such agreement and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The Mining Properties are not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Public Disclosure Documents.

(gg)

Aboriginal Groups: There is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group of which the Company has received notice, with respect to any of the Mining Properties or the mineral rights associated therewith or any authorization or approval issued by any Governmental Authority in respect of, or otherwise related to the Company. Except as disclosed in the Public Disclosure Documents, no Aboriginal Group has asserted any Aboriginal Interest of any kind whatsoever relating to any of the Mining Properties or mineral rights associated therewith that could reasonably be expected to result in a material liability.

(hh)

No Defaults: The Company is not in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Company is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a Material Adverse Effect.

(ii)

Compliance with Employment Laws: No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s employees is a member of a union that relates to such employee’s relationship with the Company and the Company is not a party to a collective bargaining agreement, and the Company believes that its relationships with its employees are good. To the knowledge of the Company, no executive officer of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters. The Company is in compliance with all applicable Canadian, U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(jj)

Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former officer, director, employee or consultant of the Company has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(kk)

Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Company have been accurately reflected in the books and records of the Company.

(ll)	Environmental Compliance: The Company:

(i)

is in compliance in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), in connection with the operation of its Mining Properties including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)

does not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Company or the Mining Properties, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Company is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Company nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)

has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Company does not, to the best of its knowledge, have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and the Company is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Company or the Property, assets, business or operations thereof;

(iv)

does not store any hazardous or toxic waste or substance on the Property, thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are not, to the best of their knowledge, any Contaminants on any of the premises at which the Company carries on business, in each case other than in compliance with Environmental Laws; and

(v)

except as disclosed in the Public Disclosure Documents, is not subject to, to the best of its knowledge, any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or material non-compliance with Environmental Law.

(mm)

No Litigation: There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Company after due inquiry, threatened against it or to which any of the property or assets thereof is subject, at law or equity, or before or by any Governmental Authority which may result in a Material Adverse Effect and the Company is not subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a Material Adverse Effect.

(nn)

Intellectual Property: To the best of its knowledge, the Company owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Company, the Company is not knowingly infringing upon the rights of any other Person with respect to any such trademarks, copyrights or trade secrets and no other Person has infringed any such trademarks, copyrights or trade secrets.

(oo)

Non-Arm's Length Transactions: Except as disclosed in the Public Disclosure Documents, the Company does not owe any amount to, nor has the Company any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of either of them or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company. Except usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee and securityholder or any other Person not dealing at arm's length with the Company. No officer, director, employee or securityholder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company, except for claims in the ordinary and normal course of the business of the Company such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(pp)

Foreign Corrupt Practices: The Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company or any subsidiary, has not (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of FCPA.

(qq)

Investment Company: The Company is not, and is not an Affiliate (within the meaning of Rule 405 under the U.S. Securities Act) of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(rr)

Office of Foreign Assets Control: The Company, and to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company is not currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(ss)

Money Laundering: The operations of the Company are and have been conducted at all times in material compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(tt)

Registration Right: Except as disclosed in the Public Disclosure Documents, no Person has any right to cause the Company to effect the registration under the U.S. Securities Act of any securities of the Company.

(uu)

Material Contracts: The contracts to which the Company is a party or by which it is bound and which might be considered material to the Company are valid and subsisting agreements in full force and effect unamended and, to the best knowledge of the Company, after due inquiry, there exists no material default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any event or condition, would become a material default thereunder by the Company.

(vv)

Website: The website of the Company does not contain material information with respect to the Company which is incomplete, incorrect or omits to state a fact so as to render such information misleading, or any news release which has not been disseminated on a news wire service and all information contained on the Company’s website in respect of the Offering complies in all material respects with Securities Laws and U.S. Securities Laws.

(ww)

Minute Books: The minute books of the Company, all of which have been or will be made available to the Agent or counsel to the Agent in connection with the Offering, are complete and accurate in all material respects.

11.2

Representations, Warranties and Covenants of the Agent. The Agent hereby represents, warrants and covenants to the Company and acknowledges that the Company is relying upon such representations and warranties, that:

(a)

it and its affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Securities in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conduct any seminar or meeting concerning the offer or sale of the Offered Securities without the prior written approval of the Company;

(b)

it is duly registered pursuant to the provisions of the Securities Laws, is a member in good standing of the Investment Industry Regulatory Organization of Canada, and is duly registered or licensed as investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, it will act only through members of a selling group who are so registered or licensed;

(c)

it is, and, to the best of its knowledge, each member of any agency group formed by it is duly registered under the Securities Laws in categories permitting the trades referred to in this Agreement and is qualified to so act in the Qualifying Jurisdictions in which such member solicits or procures subscriptions for the Offered Securities;

(d)

it and each selling group member to whom it shall direct the Company to register Agent Compensation Options is an “accredited investor” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions, as applicable, and is acquiring the Agent Compensation Options as principal for its own account and not for the benefit of any other Person; and

(e)

(i) it will comply with the Securities Laws of the Qualifying Jurisdictions in which it solicits or procures subscriptions for the Offered Securities in connection with the Offering; (ii) it will not solicit or procure subscriptions for the Offered Securities so as to require the filing of a prospectus, registration statement, offering memorandum or similar document with respect thereto or the registration thereof under the laws of any jurisdiction outside the Qualifying Jurisdictions, and will not solicit offers to purchase or sell the Offered Securities in any jurisdiction outside the Qualifying Jurisdictions where the solicitation or sale of the Offered Securities would result in any ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction; and (iii) it will fully complete and duly execute FT Subscription Agreement(s) and deliver such FT Subscription Agreement(s) and other applicable forms to the Company.

(f)	it will not offer or sell any of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person;

(g)

it understands that the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless and exemption from registration is available. Accordingly, it will not offer or sell any of the Warrant Shares in the United States or to, or for the account or benefit of, U.S. Persons and will comply with the distribution compliance period and confirmation requirements under Rule 903(b)(2)(ii) and 903(b)(2)(iii) of Regulation S under the U.S. Securities Act with respect to the Warrant Shares; and

(h)

it understands and acknowledges that the Agent Compensation Options and Agent Compensation Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Agent Compensation Options may not be exercised in the United States or by or on behalf of a U.S. Person and the Company will not deliver certificates representing Agent Compensation Shares to be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act is available. Accordingly, the Agent represents and warrants that it is not in the United States or a U.S. Person and is not acquiring the Agent Compensation Options and will not exercise the Agent Compensation Options for the account or benefit of or for transfer to any person in the United States or U.S. Person, and that any re-sale of Agent Compensation Shares will be made in compliance with Rule 904 of Regulation S or Rule 144 (and the SEC interpretations thereunder) under the U.S. Securities Act, if available.

12.	Closing Deliveries

The purchase and sale of the Offered Securities shall be completed at the Closing Date at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario, or at such other place as the Agent and the Company may agree upon in writing. At the Closing, the Company shall duly and validly deliver to the Agent: (i) the Agent Compensation Options Certificate(s); (ii) the Share Certificates, and (iii) the Warrant Certificates, against payment to the Company of the aggregate Subscription Price therefore, in lawful money of Canada by certified cheque or bank draft payable at par in the City of Toronto, or by electronic money transfer, less the Commission as set out in Section 19 herein, the out-of-pocket expenses of the Agent and the fees and disbursements of the Agent’s Counsel as set out in Section 16 hereof; and (iii) the documents referenced in Section 13 hereof.

13.	Closing Conditions

Each Purchaser’s obligation to purchase any of the Offered Securities shall be conditional upon the fulfillment at or before the Closing Date of the following conditions:

13.1

The Agent shall have received at Closing, a certificate addressed to the Agent and the Agent’s Counsel, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Agent may agree, certifying for and on behalf of the Company, to the best of their knowledge, that:

(a)

no order, ruling or determination having the effect of ceasing or suspending the sale or ceasing, suspending or restricting trading in the Offered Securities, the Common Shares or any other securities of the Company has been issued or made by any of the Stock Exchanges, Securities Regulators, SEC or other regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for such purpose have been instituted or are pending, or, to the best of our knowledge, are contemplated or threatened under any Securities Laws, U.S. Securities Laws or by any of the Stock Exchanges, Securities Regulators, SEC or other regulatory authority;

(b)

the Company has made and/or obtained all necessary filings, approvals, consents and acceptances of the Securities Regulators, the SEC and any other applicable authorities and under any applicable agreement or document to which the Company is a party or by which it is bound, required for the distribution of the Offered Securities (subject to completion of ordinary filings with certain Securities Regulators following the Closing Date);

(c)

the Company has duly complied with all the terms, covenants and conditions of this Agreement, the FT Subscription Agreement(s) and the Warrant Certificates, on its part to be complied with, as of the Closing Date with the same force and effect as if made at and as of Closing after giving effect to the transactions contemplated by this Agreement;

(d)

the representations and warranties of the Company contained in this Agreement, the FT Subscription Agreement(s) and the Warrant Certificates are true and correct as of the Closing Date with the same force and effect as if made at and as of Closing after giving effect to the transactions contemplated by this Agreement; and

(e)

there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company, from that disclosed in the Shelf Prospectus, as supplemented by the Prospectus Supplement or any Supplementary Material (as they existed at the time of filing).

13.2	The Agent shall have further received at Closing, on the Closing Date in form and substance satisfactory to the Agent and the Agent’s Counsel acting reasonably:

(a)

certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Agent and the Agent’s Counsel, with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to this Agreement, the Offering and the transactions contemplated hereby and thereby and the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency;

	(b)	a certificate of good standing with respect to the jurisdiction in which the Company is incorporated;

	(c)	a copy of the lists confirming that the Company is not a reporting issuer in default in each of the Qualifying Jurisdictions;

(d)

evidence that all requisite approvals, consents and acceptances of the appropriate Securities Regulators required to be made or obtained by the Company in order to complete the Offering have been made or obtained and evidence that each of the TSX and the NYSE MKT have approved the listing thereon of the Unit Shares, the Flow- Through Shares and the Warrant Shares, subject to the fulfillment of normal conditions;

	(e)	the FT Subscription Agreement(s), the Warrant Certificates and the Agent Compensation Options Certificates duly executed by the parties thereto;

(f)

confirmation from the Transfer Agent: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to the Closing Date;

	(g)	the issuance and delivery of the Offered Securities upon full payment for the Subscription Price therefor; and

	(h)	such certificates dealing with such other matters as the Agent and Agent’s Counsel may reasonably require.

13.3

The Agent shall have received favorable legal opinions with respect to corporate, securities and flow-through tax matters from Cassels Brock & Blackwell LLP with respect to Canadian matters addressed to the Agent and Agent’s Counsel and received favorable legal opinions with respect to the registration of the Offered Securities under the U.S. Securities Act from Dorsey & Whitney LLP, addressed to the Agent, each in form and substance satisfactory to the Agent’s Counsel acting reasonably, dated the Closing Date, and where appropriate, counsel in the other applicable Qualifying Jurisdictions where Offered Securities are purchased, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company.

13.4

The Agent shall have received a favorable title opinion with respect to the Material Property and the Company’s rights, title and interest therein, addressed to the Agent and the Agent’s Counsel, in form and substance satisfactory to the Agent’s Counsel acting reasonably, dated the Closing Date.

13.5	The Agent shall, in its sole discretion, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company.

13.6

The Agent shall have received a ‘bring down’ comfort letter dated the Closing Date from the Auditors, addressed to the Agent, in form and substance satisfactory to the Agent acting reasonably, which shall confirm in all material respects, as of the Closing Date (or with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Shelf Prospectus as supplemented by the Prospectus Supplement and any Supplementary Material, as of a date not more than two Business Days prior to the Closing Date), the conclusions and findings of the Auditors with respect to the financial information and other matters covered to in paragraph 4.1(c) hereof.

14.	Over-Allotment Option

(a)

The Agent may exercise the Over-Allotment Option at any time and from time to time prior to the Over-Allotment Option Expiry Date by delivery of an Over-Allotment Notice not later than two Business Days prior to exercise, specifying the number of Additional Units in respect of which the Over-Allotment Option is being exercised and the Over- Allotment Option Closing Date. The Over-Allotment Option Closing Date shall be determined by the Agent but shall not be earlier than two Business Days or later than seven Business Days after the date of delivery of the Over-Allotment Notice and, in any event, shall not be earlier than the Closing Date.

(b)

Upon receipt of an Over-Allotment Notice, the Company shall become obligated to issue and sell the number of Additional Units set out in such Over-Allotment Notice at the Over-Allotment Option Closing Date in accordance with this Agreement against delivery of payment by the Agent of the aggregate Subscription Price less any amount due pursuant to Sections 16 and 19 hereof (it being understood that the Company shall grant Agent Compensation Options to the Agent in respect of any Additional Units issued and sold).

(c)

At the Over-Allotment Option Closing Date, the Company shall deliver and the Agent shall have received all of the certificates, opinions, agreements, materials or other documents specified in Sections 12 and 13, as applicable, brought forward to and dated such Over-Allotment Option Closing Date. The issuance and sale of the Additional Units at each Over-Allotment Option Closing Date shall be subject to the accuracy of the representations and warranties of the Company contained in this Agreement as of the Over-Allotment Option Closing Date and the performance by the Company of its obligations as contemplated by this Agreement, in all material respects. For greater certainty, the applicable terms, conditions and provisions of this Agreement (including the provisions of Sections 12 and 13 relating to Closing deliveries unless otherwise agreed to by the Company and the Agent) shall apply mutatis mutandis to the closing of the issuance and sale of the Additional Units pursuant to the exercise of the Over- Allotment Option.

(d)

In the event the Company shall subdivide, consolidate or otherwise change its Common Shares prior to the Over-Allotment Option Closing Date, the number of Additional Units into which the Over-Allotment Option is exercisable shall be similarly subdivided, consolidated or changed such that the Agent would be entitled to receive the equivalent of the number of Additional Units that it would have otherwise been entitled to receive had it exercised the Over-Allotment Option prior to such subdivision, consolidation or change. The Subscription Price per Additional Unit shall be adjusted accordingly and notice shall be given to the Agent of such adjustment.

(e)

The closing of the issuance and sale of the Additional Units shall be completed at the offices of Cassels, Brock & Blackwell LLP, in Toronto, Ontario, on the Over-Allotment Option Closing Date, or such other place as mutually agreed by the Company and the Agent.

15.	Rights of Termination

15.1

The Agent shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of the Agent, all of the obligations thereof under this Agreement, by notice in writing to that effect delivered to the Company prior to or at the Closing if:

	(a)	the Agent is not satisfied in the sole reasonable discretion thereof with the results of the due diligence review and investigation of the Company conducted by the Agent;

(b)

there is, in the sole reasonable opinion of the Agent, a material change or change in a material fact which might be expected to have a significant adverse effect on the market price or value of the Common Shares or any other securities of the Company or on the marketability of the Offered Securities;

(c)

there should develop, occur or come into effect or existence any occurrence of national or international consequence, or any action, law or regulation, inquiry or other event, action or occurrence of any nature whatsoever which, in the sole reasonable opinion of the Agent, seriously adversely affects, or involves, or will seriously adversely affect, or involve the financial markets, business, operations or affairs of the Company;

	(d)	the state of the financial markets is such that in the sole reasonable opinion of the Agent it would be unprofitable to offer or continue to offer for sale the Offered Securities;

(e)

any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or announced or threatened in relation to the Company or any of the directors, officers or principal shareholders of the Company (other than one based solely upon the activities or alleged activities of the Agent) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the Common Shares or any other securities of the Company (other than one based solely upon the activities or alleged activities of the Agent);

(f)

any order to cease or suspend trading in any securities of the Company is made, threatened or announced by the TSX, the NYSE MKT LLC, a Securities Regulator, the SEC or any other regulatory authority; or

(g)

the Company is in breach of any material term, condition, covenant or agreement contained in this Agreement or in any FT Subscription Agreement(s) or any material representation or warranty given by the Company in this Agreement becomes untrue, false or misleading.

15.2

Exercise of Termination Rights. Any termination by the Agent pursuant to Subsection 15.1 shall be effected by notice in writing delivered by the Agent to the Company at the address thereof as set out in Section 21. The right of the Agent to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agent may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agent pursuant to Subsection 15.1 there shall be no further liability on the part of the Agent to the Company or of the Company to the Agent except any liability which may have arisen or may thereafter arise under either Sections 16 and 18.

16.	Expenses

Whether or not the sale of the Offered Securities shall be completed, the Company will pay (i) all reasonable expenses and fees and all applicable taxes in connection with the Offering, including all expenses of or incidental to the issue, sale or distribution of the Offered Securities, the fees, disbursements and expenses of its counsel and all costs incurred in connection with the preparation of documents relating to the Offering and the Agent’s reasonable out-of-pocket expenses, and (ii) the reasonable fees of the Agent’s Counsel to a maximum aggregate of $40,000 (plus disbursements and applicable taxes), such amount subject reasonable increase upon agreement between the Company and the Agent. All of the reasonable fees and expenses of the Offering (including any disbursements and applicable taxes) payable by the Company to the Agent shall be payable by the Company at the Closing Date, and, if there is no Closing, upon receipt of an invoice from the Agent.

17.	Survival of Representations and Warranties

All representations, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the purchase and sale of the Offered Securities shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and continue in full force and effect for the benefit of the Company, the Agent and the FT Purchasers, as the case may, notwithstanding any investigation made by or on behalf of the Agent with respect thereto, for a period of two years. Notwithstanding the foregoing, (i) the provisions contained in this Agreement in any way related to indemnification or contribution obligations, and (ii) in the case of any fraud or fraudulent misrepresentation of the Company, the representations, warranties and covenants of the Company contained in this Agreement or in the Ancillary Documents that were the subject of such fraud or fraudulent misrepresentation, shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall remain in full force and effect indefinitely, subject to the limitation requirements of applicable law.

18.	Indemnity

18.1

The Company hereby covenants and agrees to indemnify and save harmless the Agent and each investment dealer which is a member of any selling group formed by the Agent in connection with the Offering, each of the affiliates of each of them and each of their respective directors, officers, employees, shareholders and partners (in this Section 18 each an “Indemnified Person” and collectively the “Indemnified Persons”) from and against all losses (other than a loss of profits or opportunity), claims, damages, payments, liabilities, costs, fines, penalties and expenses (other than punitive damages) (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to (other than by reason of breach of this Agreement, a fraudulent act, negligence, willful misconduct or bad faith of an Agent or any Indemnified Person, in which case this indemnity shall cease to apply to such Indemnified Person and such Indemnified Person shall reimburse any funds advanced by the Company to the Indemnified Person pursuant to this indemnity),

(a)

any information or statement contained in the Shelf Prospectus, the Prospectus Supplement, any Supplementary Material or in any other document or material filed or delivered by or on behalf of the Company pursuant hereto (other than any information or statement relating solely to the Agent and furnished to the Company by the Agent in writing expressly for inclusion in the applicable document) which is or is alleged at the time it was made to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Agent) the omission of which makes or is alleged to make any such information or statement untrue or misleading at the time and in light of the circumstances in which it was made;

(b)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Agent and furnished to the Company by the Agent in writing expressly for inclusion in the applicable document) contained in the Shelf Prospectus, the Prospectus Supplement, any Supplementary Material or in any other document forming part of the Public Disclosure Documents filed by or on behalf of the Company;

(c)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more of Securities Regulators, any securities regulator, stock exchange or any other competent authority prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities; or

(d)

any breach of, default under or non-compliance by the Company with any material requirements of the Securities Laws or any representation, warranty, term or condition of this Agreement or any Ancillary Document.

Notwithstanding any provision of this Agreement, the indemnities in this Section 18.1 shall not apply to any Person who is a FT Purchaser other than the Agent.

If any matter or thing contemplated by this Section 18.1 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall promptly notify the Company, in writing as soon as possible of the nature of such claim and the Company shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Company or the Indemnified Person without the prior written consent of the other of them and the Company shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

18.2

In any claim referred to in Section 18.1, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the reasonable fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

(a)	the Company fails to assume the defence of such claim on behalf of the Indemnified Person within a reasonable period of time of receiving notice of such claim,

(b)	the Company and the Indemnified Person shall have mutually agreed in writing to the retention of such separate legal counsel, or

(c)

the named parties to such claim (including any added, third or impleaded parties) include both the Company and the Indemnified Person and the Indemnified Person has been advised in writing by legal counsel to the Indemnified Person that representation of both the Company and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them, in which event or events the fees and disbursements of such separate legal counsel shall be paid by the Company, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this Subsection 18.2, all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Company. The Company shall not be responsible for more than one legal counsel for all Indemnified Persons.

18.3

In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this Section 18 is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of this Section 18, the Company shall contribute to the aggregate losses (other than a loss of profit or opportunity), claims, damages, liabilities, costs, fines, penalties and expenses (other than punitive damages) (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Person on the other hand in connection with the Offering but also the relative fault of the Company on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Agent’s fee per Offered Security bears to the Purchase Price and the Company shall be responsible for the balance, whether or not they are a party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, fraudulent act, negligence, willful misconduct or willful default shall be entitled to contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, fraudulent act, negligence, willful misconduct or willful default and further provided that in no event shall the Agent be responsible for any amount in excess of the cash fee actually received from the Company under this Agreement and retained by the Agent. For purposes of this Subsection 18.3, relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Company and the Indemnified Person.

In the event that the Company is held to be entitled to contribution from an Agent under the provisions of any statute or law, the Company shall be limited to such contribution in an amount not exceeding the lesser of:

(a)	the portion of the amount of the loss or liability giving rise to such contribution for which such Agent is responsible as determined in accordance with this Subsection 18.3; and

(b)	the amount of the cash fee actually received from the Company under this Agreement and retained by such Agent.

For purposes of this Subsection 18.3, each party hereto shall give prompt notice to the other party hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this Subsection 18.3.

18.4

To the extent that the indemnity contained in Subsection 18.1 hereof is given in favour of a Person who is not a party to this Agreement, the Company hereby constitutes the Agent as trustee for such Person for such indemnity and the covenants given by Company to such Person in this Agreement. The Agent hereby accepts such trust and shall hold such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Agent in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

18.5

The rights to contribution provided in this Section 18 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

18.6

The obligations under this Section 18 shall apply from the date hereof, and shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

19.	Agent’s Compensation

In consideration of the services to be rendered by the Agent in connection with the Offering, the Company shall, on the Closing Date: (i) pay the Agent (on behalf of any selling group, who are sole obligations of the Agent) a cash commission equal to 6% of the gross proceeds realized by the Company in respect of the sale of the Offered Securities sold pursuant to the Offering (the “Commission”); and (ii) grant to the Agent on Closing, that number of non-assignable compensation options (the “Agent Compensation Options”) to purchase that number of Common Shares equal to 6% of the aggregate number of Units and Flow-Through Shares sold pursuant to the Offering (the “Agent Compensation Shares”), which Agent Compensation Options shall be exercisable at $0.34 per Agent Compensation Share for a period of 18 months from the Closing Date, and in form satisfactory to the Agent and the Agent’s Counsel, acting reasonably. Such Agent Compensation Options may be registered and delivered as directed by the Agent.

20.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

20.1	In case of the Company:

Avalon Rare Metals Inc.
Suite 1901 – 130 Adelaide St. W.
Toronto, Ontario M5H 3P5

Attention: James Andersen, Chief Financial Officer
Facsimile: 416-364-5162
Email:jim@avalonraremetals.com

with a copy to (for informational purposes only):

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention: Andrea FitzGerald
Fax : 416-640-3194
Email:afitzgerald@casselsbrock.com

20.2	in the case of the Agent:

Secutor Capital Management Company
1167 Caledonia Road
Toronto, Ontario M6A 2X1

Attention: George Aprile, Chief Financial Officer
Facsimile No.: 416-545-1011
Email: aprile@secutor.ca

with a copy to (for informational purposes only):

Torys LLP
79 Wellington Street West
Box 270, TD South Tower
Toronto, Ontario M5K 1N2

Attention: Eric Foster
Facsimile No.: 416-865-7380
Email : efoster@torys.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission or email transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by email or by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

21.	Time of the Essence

Time shall, in all respects, be of the essence hereof.

22.	Canadian Dollars

All references herein to dollar amounts are to lawful money of Canada.

23.	Headings and Section References

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof. Any reference in this Agreement to any Section, Subsection or Schedule shall refer to a Section, Subsection or Schedule of this Agreement unless specifically referring to another source.

24.	Singular and Plural

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

25.	Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including any and all engagement letters between the Company and the Agent executed prior to the date hereof in respect of the Offering. This Agreement may be amended or modified in any respect by written instrument only. The schedules attached hereto form an integral part of this Agreement.

26.	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

27.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

28.	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Agent and its respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

29.	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

30.	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

31.	Counterparts and Facsimile

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

32.	Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK

Execution Copy

Would you kindly confirm the agreement of the Company to the foregoing by executing two duplicate copies of this Agreement and thereafter returning one such executed copy to the Agent.

Yours truly,

SECUTOR CAPITAL MANAGEMENT CORPORATION

By: /s/ George Aprile

Name:	George Aprile
Title:	Chief Financial Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 29th day of April, 2015.

AVALON RARE METALS INC.

By: /s/ Jim Andersen

Name:	Jim Andersen
Title:	Chief Financial Officer and VP
Finance

Schedule “A”

FLOW-THROUGH SHARE SUBSCRIPTION AND RENUNCIATION AGREEMENT

THIS AGREEMENT dated ________________________, 2015.

AMONG:

THE PERSONS LISTED AS PURCHASERS IN APPENDIX I TO THIS
AGREEMENT (the “Purchasers”);

AND

AVALON RARE METALS INC. (the “Corporation”);

AND

SECUTOR CAPITAL MANAGEMENT CORPORATION (the “Agent”);

WHEREAS the Corporation has agreed to issue common shares (the “Flow-Through Shares”) which will be “flow-through shares” as defined in subsection 66(15) of the Income Tax Act (Canada);

WHEREAS each of the Purchasers has agreed to purchase from the Corporation, and the Corporation has agreed to sell to each of the Purchasers, the number of Flow-Through Shares set forth across from the Purchaser’s name on Appendix I to this Agreement;

THEREFORE, upon payment for the Flow-Through Shares by the Purchasers, and execution of this Agreement by Secutor Capital Management Corporation, as agent for the Purchasers, and the Corporation, the Purchasers and the Corporation hereby irrevocably agree to be bound by the terms and conditions set forth in Appendix II to this Agreement with respect to the Flow-Through Shares.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

EXECUTED by Secutor Capital Management Corporation, as agent for the Purchasers, this ________day of _____________, 2015.

Per: ___________________________
                  Authorized Signature

EXECUTED by the Corporation, this day of _________, 2015.

AVALON RARE METALS INC.

_____________________________
            Authorized Signature

APPENDIX I – TO FLOW-THROUGH SHARE SUBSCRIPTION AND
RENUNCIATION AGREEMENT

Name of Purchaser	Address and Telephone Number of Purchaser	Social Insurance Number or Business Identification number	Number of Flow- Through Shares Purchased	Aggregate Value of Flow-Through Shares

Appendix II TO FLOW-THROUGH SHARE SUBSCRIPTION AND
RENUNCIATION AGREEMENT

TERMS AND CONDITIONS OF FLOW-THROUGH SHARES WHEREAS:

(A)

The Corporation is a “principal-business corporation” as that phrase is defined in subsection 66(15) of the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time (the “Tax Act”);

(B)	It is the intention of the Corporation to incur “Canadian exploration expenses” or “CEE” as defined in the Tax Act on certain projects as described in the Prospectus (the “Projects”);

(C)

The CEE to be incurred is described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.1) was a reference to paragraph (f), excluding amounts which are prescribed to be “Canadian exploration and development overhead expenses” for the purposes of paragraph 66(12.6)(b) of the Tax Act or the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expense for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

(D)

Certain persons (individually, a “Purchaser”) have agreed to fund the Projects by purchasing Flow-Through Shares (as defined below) at a purchase price of $0.39 per Flow-Through Share, in accordance with the terms of this Agreement; and

(E)

The Corporation has agreed to renounce Qualifying Expenditures (as defined below) associated with the Flow-Through Funds (as defined below) to the Purchaser in accordance with the terms of this Appendix.

1.	Definitions. In this Appendix, including the recitals above, the following words have the following meanings unless otherwise indicated:

	(a)	“Agent” means Secutor Capital Management Corporation;

	(b)	“Agency Agreement” means the agency agreement entered into by the Corporation and the Agent dated April 29, 2015.

(c)

“Agreement” means the Flow-Through Share Subscription and Renunciation Agreement among the Corporation, the Purchasers and the Agent pursuant to which the Purchasers irrevocably agreed to be bound by the terms and conditions set forth in this Flow-Through Share Subscription and Renunciation Agreement, including this Appendix;

	(d)	“Appendix” means this Appendix II – “Terms and Conditions of Flow-Through Shares”;

(e)	“Canadian exploration expense” or “CEE” has the meaning set forth in recital C above;

(f)	“Closing” means the completion of the sale and purchase of the Flow-Through Shares;

(g)	“Closing Date” means May 12, 2015, or such other date as the Corporation and the Agent may agree;

(h)	“Corporation” means Avalon Rare Metals Inc.;

(i)	“CRA” means the Canada Revenue Agency;

(j)	“Flow-Through Funds” means the aggregate purchase price received by the Corporation from a Purchaser of Flow-Through Shares pursuant to this Agreement;

(k)

“Flow-through Mining Expenditures” means one or more expenses described in the definition of “flow-through mining expenditures” assuming the amendments to subsection 127(9) of the Tax Act announced by the Minister of Finance (Canada) on March 1, 2015 become law;

(l)	“Flow-Through Shares” means the previously unissued common shares of the Corporation each of which constitutes a “flow-through share” as defined in subsection 66(15) of the Tax Act;

(m)	“principal-business corporation” has the meaning set forth in recital A above;

(n)	“Projects” has the meaning set forth in recital B above;

(o)

“Prospectus” means the Corporation’s shelf prospectus supplement dated April 29, 2015, together with the final base shelf prospectus, which forms a part thereof, dated September 10, 2013, relating to, inter alia, the distribution of the Flow-Through Shares;

(p)	“Purchaser” has the meaning set forth in recital D above but shall not include the Agent purchasing as principal;

(q)

“Qualifying Expenditures” means expenses that are CEE and “Flow-through Mining Expenditures” at the date they are incurred to the extent permitted to be renounced by the Corporation to the Purchaser hereunder and in accordance with the Tax Act;

(r)	“Tax Act” has the meaning set forth in recital A above;

(s)	“Termination Date” means December 31, 2016;

2.

Subscription. The Purchasers listed in Appendix I hereby irrevocably subscribe for that number of Flow-Through Shares set forth opposite their name for a subscription price of $0.39 per Flow-Through Share on the terms and conditions set out herein.

3.

Flow-Through Shares. Following receipt by the Corporation of the aggregate purchase price for the Flow-Through Shares of $0.39 per Flow-Through Share from the Purchaser and on acceptance of this Agreement by the Corporation, the Corporation will issue to the Purchaser the number of Flow-Through Shares subscribed and paid for by the Purchaser.

4.

Additional Purchasers to Participate in the Program. The Purchaser acknowledges that the Corporation has entered into and will be entering into agreements similar to this Agreement with other persons in respect of Flow-Through Shares. Such agreements will be made and be dated for reference the same date as this Agreement. If the Corporation, however, sells rights to acquire, or issues, “flow-through shares” pursuant to private placements or pursuant to other public offerings following the Closing Date, any subscription funds received from such private placements or public offerings of the Corporation will be expended and renounced to each purchaser in the order of:

	(a)	the reference date of any private placement “flow-through” subscription agreements entered into for such private placements; and

	(b)	the date of closing of such public offerings,

such that the subscription funds from the oldest “flow-through” financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any Qualifying Expenditures that are financed from subsequent “flow-through” financings.

5.

Schedule for Incurring Qualifying Expenditures. The Corporation will expend all of the Flow-Through Funds on Qualifying Expenditures between the date this Agreement is entered into and the Termination Date and all Qualifying Expenditures renounced to the Purchaser pursuant to this Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Purchaser, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act.

6.

Corporation to Renounce Qualifying Expenditures in Favour of Purchaser. The Corporation will for purposes of the Tax Act, within the times set out below and in accordance with the provisions of subsections 66(12.6) and 66(12.66) of the Tax Act, take all necessary steps to renounce effective no later than December 31, 2015 in favour of the Purchaser, Qualifying Expenditures in an amount equal to the purchase price paid by the Purchaser for Flow-Through Shares. The Corporation covenants that it will deliver to the Purchaser within the time period required by the Tax Act and, in any event, no later than February 15, 2016, a statement setting forth the aggregate amounts of Qualifying Expenditures renounced to the Purchaser hereunder.

7.

Indemnity. The aggregate Qualifying Expenditures renounced to the Purchaser will not be less than nor exceed the aggregate consideration paid by the Purchaser for Flow-Through Shares. If the Corporation does not renounce to the Purchaser, effective on or before December 31, 2015, Qualifying Expenditures equal to the amount of the Flow-Through Funds paid by the Purchaser, the Corporation shall indemnify and hold harmless the Purchaser, as to, and pay in settlement thereof to the Purchaser on or before the twentieth business day following the date the amount is determined, an amount equal to the amount of any tax payable (within the meaning of paragraph (b) or proposed paragraph (c) of the definition of “excluded obligation” in subsection 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Purchaser as a consequence of such failure. If there is a reduction pursuant to subsection 66(12.73) of the Tax Act of an amount renounced to the Purchaser, the Corporation shall indemnify any Purchaser for any increase of tax payable (within the meaning of paragraph (b) or proposed paragraph (c) of the definition of “excluded obligation” in subsection 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Purchaser as a consequence of such reduction. This section 7 does not apply to any Agent or other person covered by the contractual indemnity provided for in the Agency Agreement who is a Purchaser.

8.

Corporation to File Prescribed Form in Respect of Renunciations with the CRA. The Corporation will file, in respect of each renunciation made pursuant to this Agreement, before the last day of the month following the month which includes the date of making such renunciation, such information returns with the CRA as are prescribed by subsection 66(12.7) of the Tax Act.

9.

Corporation to File Copy of Agreement with CRA. The Corporation will file, together with a copy of the Agreement, the prescribed form referred to in subsection 66(12.68) of the Tax Act with the CRA on or before the last day of the month following the earlier of:

	(a)	the month in which this Agreement is entered into; and

	(b)	the month in which this Agreement or any “selling instrument” (within the meaning of subsection 66(12.68) of the Tax Act) is first delivered to a potential investor.

10.

Corporation to File Part XII.6 Return with the CRA. The Corporation will file with the CRA, before March of the year following a particular year, any return required to be filed under Part XII.6 of the Tax Act in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis.

11.	Purchaser Warranties. The Purchaser acknowledges, represents, warrants and covenants to and with the Corporation that, as at Closing:

	(a)	the Purchaser or beneficial purchaser, as the case may be, deals and will continue to deal at arm’s length with the Corporation, for purposes of the Tax Act, until January 1, 2017;

	(b)	the Purchaser or beneficial purchaser, as the case may be, if an individual, is of the full age of majority and otherwise legally competent to enter into this Agreement;

(c)

if the Purchaser or beneficial purchaser, as the case may be, is a corporation, trust or partnership, it does not have and will not have in respect of a renunciation of Qualifying Expenditures hereunder a “prohibited relationship” with the Corporation within the meaning of subsection 66(12.671) of the Tax Act;

(d)

neither the Purchaser, nor the beneficial purchaser, as the case may be, will enter into any agreement or arrangement to which the Corporation is not a party which will cause the Flow-Through Shares to be or become “prescribed shares” within the meaning of section 6202.1 of regulations to the Tax Act;

	(e)	neither the Purchaser nor any beneficial purchaser, as the case may be, is a non- resident of Canada for the purposes of the Tax Act;

(f)

the Purchaser, or beneficial purchaser, as the case may be, is not, and is not acting for the account or benefit of, any person in the United States or a “U.S. Person”, as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended;

	(g)	the Purchaser or beneficial purchaser, as the case may be, has received and reviewed a copy of the Prospectus;

and the Purchaser agrees that the above acknowledgements, representations, warranties and covenants in this section will be true and correct both as of the date of the Purchaser’s execution of the Agreement and as of Closing and will survive Closing.

12.	Corporation Warranties. The Corporation represents, warrants and covenants that, at Closing:

(a)

the Corporation has the full corporate right, power and authority to enter into this Agreement, to issue the Flow-Through Shares and to incur and renounce to the Purchaser Qualifying Expenditures in an amount equal to the aggregate purchase price of the Flow-Through Shares subscribed and paid for by the Purchaser pursuant to this Agreement;

(b)

on the Closing Date, the Corporation will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Agreement;

	(c)	this Agreement constitutes a binding obligation of the Corporation enforceable in accordance with its terms;

	(d)	the Corporation is, and at all material times will remain, a “principal-business corporation”;

(e)

except as a result of any agreement, arrangement, obligation or understanding to which the Corporation is not a party and of which it has no knowledge, upon issuance pursuant to the provisions hereof, the Flow-Through Shares will qualify as “flow-through shares” as defined in subsection 66(15) of the Tax Act and in particular will not be “prescribed shares” as defined in section 6202.1 of the regulations to the Tax Act;

(f)

the Corporation will incur expenses on or before December 31, 2016 which are Qualifying Expenditures equal to the amount of the Flow-Through Funds paid by the Purchaser and renounce that amount to the Purchaser effective on or before December 31, 2015 and otherwise comply with its obligations as set forth in this section 12;

(g)

the incurring and renouncing of Qualifying Expenditures to the Purchaser pursuant hereto, does not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(h)

the Corporation has no reason to believe that it will be unable to incur and renounce the requisite amount of Qualifying Expenditures by the Termination Date, or to expect any reduction of Qualifying Expenditures by virtue of subsection 66(12.73) of the Tax Act;

(i)

the Corporation will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Purchaser in an amount equal to the Flow-Through Funds paid by the Purchaser;

(j)	the Qualifying Expenditures to be renounced to the Purchaser by the Corporation will not include any amount that previously has been renounced by the Corporation;

(k)

if the Corporation receives, or becomes entitled to receive, any “assistance” as defined in subsection 66(15) of the Tax Act and the receipt of or entitlement to receive such “assistance” has or will have the effect of reducing the amount of CEE validly renounced to the Purchaser hereunder to less than the aggregate amount of the Flow-Through Funds paid by the Purchaser, the Corporation shall incur additional CEE so that it may renounce Qualifying Expenditures in an amount not less than the Flow-Through Funds paid by the Purchaser;

(l)

the Corporation, to its knowledge, has not breached any flow-through share agreement to which it is or was a party nor failed to incur or renounce any amount it had undertaken to incur or renounce to subscribers for flow-through shares;

and the Corporation agrees that the above representations and warranties in this section will be true and correct as of Closing and will survive Closing for a period of two years.

13.

Agent Warranties. The Agent hereby represents and warrants that it has the full corporate right, power and authority to enter into this Agreement as agent for the Purchasers who have appointed it as their agent.

14.

No Renunciation to Third Parties, and Allocation of Renounced Amounts. For the purpose of determining the extent to which the Flow-Through Funds received by the Corporation from the Purchaser have been the subject of renunciation under the Tax Act, the total amount expended on Qualifying Expenditures will be allocated among the Purchaser and the other purchasers who purchase Flow-Through Shares under the Offering, on a basis pro rata to the relative amounts of their respective contributions of Flow-Through Funds, as set forth in the information returns required by subsection 66(12.7) of the Tax Act.

15.

Corporation not to Claim a Deduction in Respect of the CEE. The Corporation acknowledges that it has no right to claim any deduction for Qualifying Expenditures renounced to the Purchaser under this Agreement and covenants not to claim any such deduction when preparing its tax returns from time to time. The Corporation will maintain all records necessary to substantiate the Qualifying Expenditures and their renunciation to the Purchaser pursuant to this Agreement.

16.

Corporation to Maintain Records. The Corporation will maintain proper accounting books and records relating to the Qualifying Expenditures and in the event the CRA proposes to deny the deduction of Qualifying Expenditures renounced to the Purchaser hereunder and upon reasonable notice and on a reasonable basis, to make such books, records and accounts available to the Purchaser for inspection and review by or on behalf of the Purchaser at the Purchaser’s expense for the sole purpose of responding to the demand or proposal of the CRA.

17.

No Dissemination of Confidential Information. The Corporation will be entitled to hold confidential all exploration information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to this Agreement and it will not be obligated to make such information available to the Purchaser except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any province.

18.

Revision of the Projects. While it is the present intention of the Corporation to undertake the Projects, the Corporation expressly reserves the right to alter the Projects on the advice of its technical staff or consultants and further reserves the right to substitute other Projects on which to expend part of the Flow-Through Funds, provided such projects entail the incurrence of Qualifying Expenditures and are capable of renunciation by the Corporation to the Purchaser pursuant to this Agreement.

19.

Other Flow-Through Share Sales. The Purchaser acknowledges that there may be other sales of Flow-Through Shares, some or all of which may occur after the acquisition of Flow-Through Shares by the Purchaser. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised from the sale of Flow-Through Shares to fund the Corporation’s objectives.

20.	Miscellaneous. The Purchaser has authorized the Agent, in its sole discretion:

(a)

to act as the Purchaser’s representative at Closing, to tender this Agreement for acceptance by the Corporation together with the aggregate subscription price of the Flow-Through Shares subscribed for hereby and to receive certificates for Flow-Through Shares subscribed for, if applicable, and to execute in his, her or its name and on his, her or its behalf all closing receipts and documents required;

	(b)	to approve any related documents and any opinions, certificates or other documents addressed to the Purchaser; and

(c)

to waive, in whole or in part, or extend the time for compliance with, any representations, warranties, covenants or conditions for the benefit of the Purchaser contained herein or in any agreement, including the Agency Agreement or document ancillary or related thereto.

21.

Headings. The division of this Agreement into paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular paragraph or any portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references hereinto paragraphs and subparagraphs are to paragraphs and subparagraphs of this Agreement.

22.

Singular and Plural. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated associations and corporations.

23.

Further Assurances. Each of the parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

24.

No Amendment. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. Except as contemplated hereby and as permitted by the Agency Agreement, no waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

25.

Successors and Assigns. This Agreement enures to the benefit of and is binding upon the parties hereto and their successors, heirs, legal personal representatives and permitted assigns. This Agreement is not assignable or transferable by any party without the express written consent of the other parties hereto.

26.

Entire Agreement. Except as contemplated hereby with respect to the Agency Agreement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the parties hereto other than as expressly set forth in this Agreement and contemplated hereby with respect to the Agency Agreement.

27.

Notices. A party to this Agreement will give all notices to or other written communications with the other party to this Agreement concerning this Agreement by hand or by registered mail addressed to such party, in the case of each of the Corporation and the Agent, on behalf of the Purchaser, at the address given on the face page of this Agreement.

28.

Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Corporation, the Agent and the Purchaser hereby submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

29.	Time. Time is of the essence of this Agreement.

30.	Currency. All references to currency herein are to lawful money of Canada.

31.	Incorporation by Reference. Appendix I attached hereto is incorporated by reference and deemed to be part hereof